UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES BOARD MEMBER'S RESIGNATION

Medellín, Colombia, February 26, 2014

Mr. Carlos Enrique Piedrahita Arocha has resigned as a member of Bancolombia’s Board of Directors, in order to enjoy his retirement.

Grupo Bancolombia expresses its gratitude to Mr. Piedrahita for his strategic business vision and the leadership with which he has accompanied the Organization’s growth, not only as part of the Board of Directors, which he joined as a main member since the year 2002, but also as an executive in various positions previously held with Banco Industrial Colombiano and Corfinsura, now known as Bancolombia, and the former Suleasing, now known as Leasing Bancolombia.

The resignation will be effective from March 17, 2014, the same date as Bancolombia’s general shareholders’ meeting.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: February 26, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B. Title: Vice President of Strategy and Finance